EXHIBIT 99.27

AMENDMENT AND WAIVER

This Amendment and Waiver Agreement (this “Agreement”), is made as of the 12th day of November, 2010, by and among POLYMET MINING CORP., a corporation existing under the laws of British Columbia (the “Company”), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the “Issuer”), and GLENCORE AG, a corporation existing under the laws of Switzerland (the “Purchaser”).

RECITALS

WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter  No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, and as further amended by Amendment Letter No. 11 dated November 16, 2009 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”);

WHEREAS, pursuant to the Purchase Agreement, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a “Debenture” and collectively, the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000, in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued (i) a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase common shares of the Company, without par value (the “Common Shares”), in an amount equal to the principal amount of the first four Debentures divided by $4.00, and the principal amount of the fifth Debenture divided by $2.65, and (ii) a warrant, as amended, to purchase up to 6,250,000 Common Shares at an exercise price of US$3.00 (the “Purchase Warrant” and together with the Exchange Warrant, the “Warrants”);

WHEREAS, (1) the first Debenture in the original principal amount of US$7,500,000 (the “Tranche A Debenture”) was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the “Tranche B Debenture”) was issued to the Purchaser on December 24, 2009; (3) the third Debenture in the original principal amount of US$5,000,000 (the “Tranche C Debenture”) was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the original principal amount of US$5,000,000 (the “Tranche D Debenture”) was issued to the Purchaser on September 2, 2009; and (5) US$2,200,000 of interest has been capitalized as at the date hereof in connection with the foregoing Debentures;

WHEREAS, the fifth Debenture in the principal amount of US$25,000,000 (the “Tranche E Debenture”) has not been issued to the Purchaser;

WHEREAS, pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement, dated as of October 31, 2008 (the “Existing Registration Rights Agreement”), with the Purchaser, pursuant to which the Company agreed upon demand of the Purchaser to prepare and file with the United States Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, covering the resale of, among other things, the Common Shares into which the Warrants are exercisable and any other Common Shares issued or issuable (1) upon exercise of the Warrants, (2) upon distribution with respect to, or any exchange for or any replacement of, the Debentures or Warrants, or (3) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement; and

WHEREAS, the parties desire to (1) amend and waive certain provisions of the Purchase Agreement, the outstanding Debentures and the Exchange Warrant, (2) terminate the Purchaser’s commitment to the purchase the Tranche E Debenture, (3) cancel the Purchase Warrant and (4) terminate the Existing Registration Rights Agreement.

NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Section 1.  Definitions.  Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

Section 2.  Amendment to the Purchase Agreement.  From and after the Effective Date (as defined in Section 9), any and all obligations of the Issuer to issue the Tranche E Debenture and any and all obligations of the Purchaser to purchase the Tranche E Debenture pursuant to the Purchase Agreement are hereby terminated and discharged in all respects.

Section 3.  Amendment to the Outstanding Debentures.  From and after the Effective Date, the "Maturity Date" of each of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture will be extended from September 30, 2011 to September 30, 2012, on which date all principal and interest accrued to September 30, 2012 will be due and payable in full on each Debenture.

Section 4.  Amendment to the Exchange Warrant.  From and after the Effective Date, the expiration date of the Exchange Warrant will be extended from September 30, 2011 to September 30, 2012.

Section 5.  Cancellation of the Purchase Warrant.  The Company and the Purchaser hereby agree that the Purchase Warrant shall be canceled at the Effective Date, and the Purchaser shall have no further rights with respect to such Purchase Warrant, including, but not limited to, any right to the Common Shares issuable upon exercise of the Purchase Warrant.  In connection herewith, the Purchaser is delivering as of the date hereof the original Purchase Warrant to the Company for cancellation.

Section 6.  Waiver of Certain Defaults.  Subject to Issuer’s compliance with the terms and conditions of this Agreement, the Purchaser hereby agrees not to pursue until June 30, 2011 and hereby waives until June 30, 2011 any of its remedies under each of the Purchase Agreement, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture as a result of any Event of Default occurring before such date which would occur due to the Company’s failure to deliver (i) the executed consent to the NorthMet Lease Mortgage as described in Section 4.7(l) of the Purchase Agreement, and (ii) the documents and agreements described in subclauses (e), (j), (k), (l) and (m) (solely as such subclauses relate to the NorthMet Lease Mortgage) of Section 4.7 of the Purchase Agreement.  The waiver pursuant to this section 6 shall be effective as of the date prior to such Event of Default.

Section 7.  Issuance of New Warrants.  As partial consideration hereunder, the Purchaser shall be issued on the date hereof a warrant of the Company, in the form attached hereto as Exhibit A (the “New Warrant”), to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share on or before December 31, 2015.  The Company and the Purchaser will execute and deliver on the date hereof a registration rights agreement, substantially in the form attached hereto as Exhibit B, and such registration rights agreement shall supersede the Existing Registration Rights Agreement.

Section 8.  Termination of Existing Registration Rights Agreement.  From and after the Effective Date, the Existing Registration Rights Agreement shall be terminated.

Section 9.  Effectiveness.  This Agreement shall become effective and be deemed effective as of the date hereof upon execution of counterparts of this Agreement by each of the Company, the Issuer and the Purchaser (the “Effective Date”).

Section 10.  Representations and Warranties of the Company.

(a)           Each of the Company and the Issuer hereby makes the following representations and warranties to the Purchaser:

(i)           Authorization; Enforcement.  Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

(i)           Authorization; Enforcement.  The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

Section 11.  Effect on Agreements.  The foregoing amendments and agreements are given solely in respect of the transactions described herein. Except as expressly set forth herein, all of the terms and conditions of the Agreements (as defined the Purchase Agreement) shall continue in full force and effect after the execution of this Agreement, and shall not be in any way changed, modified or superseded by the terms set forth herein.

Section 12.  Filing of Form 6-K.  The Company shall promptly upon receipt of a fully executed copy of this Agreement, file a Report of Foreign Private Issuer on Form 6-K disclosing all material aspects of the transactions contemplated hereby.

Section 13.  Subscription Agreement.  The parties acknowledge that simultaneously with the execution of this Agreement, they will each execute and deliver a Subscription Agreement pursuant to which, among other things, the Purchaser will purchase from the Company, and the Company will issue and sell to the Purchaser, an aggregate of 15,000,000 Common Shares, for a purchase price of $2.00 per share, in three separate closings.

Section 14.  Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.

Section 15.  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement).

Section 16.  Successors and Assigns.  This Agreement may not be assigned by any party with the prior written consent of the other parties.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 17.  Execution and Counterparts.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

Section 18.  Expenses.  The parties hereto shall each pay the legal fees and disbursements of their respective legal counsel in connection with the preparation, negotiation, execution and delivery of this Agreement.

Section 19.  Further Assurances.  The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

Section 20.  Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

Section 21.  Severability.  If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

Section 22.  Headings.  The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

POLYMET MINING CORP. By: /s/ Douglas Newby Name: Douglas Newby Title: Chief Financial Officer POLY MET MINING, INC. By: /s/ Douglas Newby Name: Douglas Newby Title: Chief Financial Officer

GLENCORE AG

By: /s/ Stefan Peter
Name: Stefan Peter
Title: Officer
By: /s/ Barbara Bodmer Name: Barbara Bodmer Title: Officer